UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-43048

NERVGEN PHARMA CORP.

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

112-970 Burrard Street, Unit 1290
Vancouver, British Columbia, Canada V6Z 2R4
Telephone: (778) 731-1711
(Address and telephone number of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-296217) and the Registrant’s Registration Statements on Form S-8 (File Nos. 333-292927 and 333-295632), to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

NervGen Pharma Corp. (the “Company”) today announced positive independent, blinded biomechanical gait analyses demonstrating genuine neural recovery with NVG-291 in the Phase 1b/2a CONNECT SCI study.

The biomechanical analyses were conducted by Newton Tech, an AI-powered movement intelligence company specializing in video-based motion capture and computational analysis of standardized walking assessments to produce quantitative measures of gait quality. The metrics evaluated represent established hallmarks of genuine neural recovery: coordination, mechanical effort, and postural stability. The statistical methodology and computational analyses of the resulting data were independently verified by the Department of Computational Biomedicine at a leading academic medical center.

Key Findings from Biomechanical Gait Analyses

In the Phase 1b/2a CONNECT SCI study in chronic tetraplegia (1-10 years post-injury; mean: 3.5 years post-injury), NVG-291 demonstrated a statistically significant treatment effect versus placebo on the multivariate analysis integrating the established hallmarks of genuine neural recovery:

•	Multivariate Global Treatment Effect (“GTE”): Integrating the established hallmarks of genuine neural recovery into a unified assessment, the Global Statistical Test (“GST”) demonstrated a statistically significant treatment effect favoring NVG-291 (GTE = +0.45; 95% CI: +0.15 to +0.72; p=0.0197), corresponding to a 72.7% probability of treatment benefit with NVG-291 versus placebo.

•	Responder Analysis: Based on the GST, 100% (10/10) of NVG-291 subjects were classified as responders across the composite of the recovery measures of coordination, mechanical effort, and postural stability, compared to just 10% (1/10) of placebo subjects (p=0.0001). A responder was classified as a subject who outperformed the majority of opposite-arm subjects across the composite.

•	Speed-Effort Dissociation: Among placebo subjects, gains in walking speed were statistically correlated with increased mechanical effort (peak knee angular velocity vs. speed: r=+0.83; p=0.003), consistent with compensation. This association was not observed in NVG-291 subjects, consistent with speed gains driven by restored neural control rather than compensatory effort.

•	Consistency Across Recovery Measures: The multivariate treatment effect was consistent across all three recovery measures, with each favoring NVG-291 with statistical significance versus placebo:

–	Coordination, measured by the hip-knee cyclogram perimeter (p=0.007)
–	Mechanical effort, measured by peak joint angular velocity composite (p=0.038)
–	Postural stability, measured by pelvic tilt (p=0.044)

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Press Release dated May 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NERVGEN PHARMA CORP.

Date: May 26, 2026	By:	/s/ Keith Vendola
Name: Keith Vendola
Title: Chief Financial Officer